100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

August 31, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:           Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 21

Dear Ms. Dubey:

Thank you for your telephonic comments on August 4, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on September 8, 2015.

Comment 1.          Page 1, Fees and Expenses. Regarding the expense limitation agreement referenced in footnote (c), please confirm that this agreement will be filed as an exhibit to the registration statement.

Response 1.          We hereby confirm that the referenced expense limitation agreement will be filed as an exhibit to the Registrant’s registration statement in a subsequent post-effective amendment.

Comment 2.          Page 2, Principal Investment Strategies, first sentence. Please remove the word “primarily” as it is not appropriate when describing the fund’s 80% test. Please revise the fund’s 80% name rule test to state that the fund invests 80% of its assets in MLPs and companies in the energy industry. Currently, the description seems to include companies other than MLPs; if so, they must be shown to be in an energy-related industry or to have economic characteristics of MLPs. Your 80% policy should be stated in a single sentence that includes both “MLP” and “energy” in the description.

Response 2.          We have revised the referenced disclosure to state:

Under normal circumstances, the fund invests at least 80% of its assets in securities of master limited partnerships (“MLPs”) and/or other equity securities in energy and energy-related industries. The subadviser intends to focus the fund’s investments primarily in equity securities of MLPs, general partners (“GPs”) of MLPs, and other MLP-related entities, that operate and own, directly or through affiliates, midstream energy infrastructure assets. The companies in which the fund invests engage in the transportation, storage, gathering, processing, treatment, refining, marketing, or distribution of natural gas, natural gas liquids, crude oil, chemicals, electricity and refined products, and/or the generation of electricity from coal, natural gas, nuclear, solar, water, wind, wood and other renewable sources.

GPs of MLPs are entities structured as C-corporations with direct economic incentive distribution rights to an underlying MLP or direct ownership in an affiliated general partner entity; therefore, the subadviser will consider GPs to be MLPs and/or energy-related for the purposes of the fund’s 80% test. MLP-related securities include MLP shares, limited liability companies (“LLCs”) that bear the economic characteristics of MLPs, midstream energy shipping companies structured similarly to MLPs, other companies focused on midstream energy infrastructure

Securities distributed by VP Distributors, LLC

including energy-related yieldcos, exchange-traded notes (“ETNs”) that derive their returns from a master limited partnership index, total return swaps derived from single MLPs and structured notes that derive their returns from a basket of MLPs.

In determining whether a security is considered by the fund to be energy or energy-related, the subadviser primarily relies upon the issuer’s Global Industry Classification Standard (“GICS”) sector classification; those issuers classified by GICS as being in the energy or utility sector will be considered to be energy or energy-related.

The subadviser will utilize a deep fundamental, bottom-up approach to capture attractive total return potential and distribution growth opportunities across the energy infrastructure spectrum. The fund is not limited by market capitalizations or country exposure, and may invest in emerging markets issuers, although the subadviser expects that a vast majority of the portfolio will be invested in U.S. equities due to the nature of MLP investing.

As part of its total return strategy, the fund will generate both income and capital appreciation. The fund intends to be taxed as a registered investment company (“RIC”), and comply with all RIC-related restrictions including limiting its investments in publicly-traded MLPs to 25%, thereby avoiding taxation as a C-corporation under the Internal Revenue Code. The fund’s allocation to ETNs, swaps and/or structured notes will vary over time, but will not exceed 10% of assets.

The fund is non-diversified under federal securities laws and will concentrate its investments in companies in energy and energy-related industries as defined above.

Comment 3.          Page 2, Principal Investment Strategies, second sentence. Regarding the phrase “own and operate,” please list the specific criteria that will be used to determine whether a company operates and owns midstream energy infrastructure assets. (Such as 50% of its revenue from the energy industry.)

Response 3.          We have made the requested revision. The Principal Investment Strategies section as revised is included in our response to Comment 2.

Comment 4.          Page 2, Principal Investment Strategies, second sentence. Regarding the phrase “other energy sources,” please specify what these might be.

Response 4.          We have made the requested revision. The Principal Investment Strategies section as revised is included in our response to Comment 2.

Comment 5.          Page 2, Principal Investment Strategies, second paragraph, second sentence. Please explain supplementally how “limited liability companies (LLCs), midstream energy shipping companies, other companies focused on midstream energy infrastructure including energy-related yieldcos” are related to MLPs or are to be categorized as being in the “energy” bucket.

Response 5.          We have revised the 80% test to include the specific criteria used to determine companies that are MLPs and/or other equity securities in energy and energy-related industries and believe that each of the referenced issuer types will meet said test criteria.

Comment 6.          Page 2, Principal Investment Strategies, second paragraph, second sentence. If the derivatives described are intended to be included in the fund’s 80% policy, please advise supplementally how they will be valued and confirm that their value will not be based on the notional amount.

Response 6.          Derivatives will be valued for purposes of calculating compliance with its 80% test in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines. We confirm that the fund’s investments in derivatives will not be valued based on the notional amount for purposes of calculating compliance with its 80% test.

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Comment 7.          Page 2, Principal Investment Strategies, second paragraph, second sentence. Regarding the fund’s use of total return swaps, if a substantial portion of the fund’s revenues will be from TRSs, please add a footnote to the Fund Fees and Expenses table to show the expenses of the fund for entering into such TRSs.

Response 7.          It is not anticipated that a substantial portion of the fund’s revenues will be from total return swaps; therefore, we have not made any changes in response to this comment.

Comment 8.          Page 2, Principal Investment Strategies, fifth paragraph. Please revise the fund’s concentration policy to state that the fund will invest in the energy industry or to specify the energy-related industries in which the fund will concentrate.

Response 8.          We have made the requested revision. The Principal Investment Strategies section as revised is included in our response to Comment 2.

Comment 9.          Page 2, Principal Investment Strategies, last paragraph. Please move the “Temporary Defensive Strategy” to the Item 9 disclosure section.

Response 9.          We have made the requested revision.

Comment 10.         Page 3, Principal Risks. Please disclose the concentration risk specific to the fund.

Response 10.         We have made the requested revision.

Comment 11.         Page 24, How to Buy Shares. Please conform the description of the price at which a purchase is effected with the disclosure on page 16 under “At what price are shares purchased?” (“Authorized Agent” v. “Transfer Agent”)

Response 11.         We have made the requested revision.

Comment 12.         Page 27, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 12.         Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 13.         SAI, Page 48, More Information About Fund Investment Strategies and Related Risks, Credit Default Swap Agreements, second paragraph. In the description of when the fund is the seller of the CDS, please clarify that the fund will use notional value in determining the segregation amount.

Response 13.         We have made the requested revision.

Comment 14.         SAI, Page 69, Investment Limitations, Limitation #2. Instead of the statement that the concentration prohibition does not apply to the Fund, please state how or in what the fund will concentrate its investments.

Response 14.         We have made the requested revision.

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Comment 15.         SAI, Page 82, Subadvisory Fees. Instead of the aggregate fee disclosure for unaffiliated subadviser, please break out and disclosure the amount of subadvisory fees paid to each subadviser.

Response 15.         The current disclosure is in conformance with an exemptive order that applies to the Registrant. We have therefore made no changes in response to this comment.

Comment 16.         SAI, Page 82, Sub-administration and Accounting Agent. Please disclose the fees paid to BNY Mellon over the past three fiscal years as required by Item 19(d). See Instruction #1 for the definition of “management-related service contract.”

Response 16.         We have made the requested revision.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:          Ann Flood

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